Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended, we, the signatories of the amendment to the statement on Schedule 13D to which this Agreement is an exhibit, do hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 3rd day of February, 2012.

  The New Swank, Inc. Retirement Plan

By: Reliance Trust Company, not in its individual or corporate capacity, but solely in its capacity as Trustee of The New Swank, Inc. Retirement Plan

By:	/s/ Howard L. Kaplan
Name: Howard L. Kaplan
Title: Senior Vice President

/s/ John Tulin John Tulin

/s/ James E. Tulin James E. Tulin